September 5, 2019

Benjamin Atkins
Chief Financial Officer
NextDecade Corp.
1000 Louisiana Street, Suite 3900
Houston, Texas 77002

       Re: NextDecade Corp.
           Registration Statement on Form S-3
           Filed August 14, 2019
           File No. 333-233282

Dear Mr. Atkins:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that your Certificate of Incorporation contains an exclusive forum provision that designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, including derivative actions. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to
       Securities Act claims, please revise to state that there is uncertainty as to whether a court
 Benjamin Atkins
NextDecade Corp.
September 5, 2019
Page 2
         would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3222 or Lilyanna Peyser,
Special Counsel, at 202-551-3222 with any other questions.



FirstName LastNameBenjamin Atkins                             Sincerely,
Comapany NameNextDecade Corp.
                                                              Division of
Corporation Finance
September 5, 2019 Page 2                                      Office of
Consumer Products
FirstName LastName